This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

May 13, 2004

3.

Press Release

The press release was issued on May 13, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the appointment of Francois Auclair as a country manager based in Eritrea. Mr. Auclair brings extensive experience in managing country-wide projects in Africa.

Complete details of the March 31, 2004 quarterly financial statements and Management Discussion and Analysis may be found on the Nevsun web site at www.nevsun.com as well as on SEDAR at www.sedar.com.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on May 13, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

May 13, 2004

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the appointment of Francois Auclair as a country manager based in Eritrea. Mr. Auclair brings extensive experience in managing country-wide projects in Africa. Most recently he has been a general manager with RSW Beroma, engaged in engineering and feasibility studies. As part of his duties, Francois Auclair will be highly involved in overseeing the planned feasibility study for the Bisha project later this year.

The following is a brief summary of the Company’s first quarter financial results.  Complete details of the March 31, 2004 quarterly financial statements and Management Discussion and Analysis may be found on the Nevsun web site at www.nevsun.com as well as on SEDAR at www.sedar.com.  All dollar amounts are in $US.

Working capital at March 31, 2004 was approximately $56 million, which is sufficient to meet the Company’s operating and development needs. The Company has spent $3.4 million on its resource properties in the first quarter months of 2004 compared with $1.5 million in 2003, mainly due to increased activity at the Company’s Bisha project in Eritrea.  The Company’s net loss for the three-month period was $893,773 or $0.01 per share compared with $121,912 in 2003, largely due to the accounting for stock-based compensation.

Nevsun Resources continues to advance the development and exploration of its projects in Mali and Eritrea.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company’s projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com